experian®

Ref: rh

RECEIVED
2007 JUL 18 P 1:32

14 July 2007

Corporate Headquarters:
Newenham House
Northern Cross
Malahide Road
Dublin 17
T: 353 1 846 9100
F: 353 1 846 9150
www.experiangroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA




07025336

SUPPL

Dear Sirs:

Re: Experian Group Limited - 12g3-2(b) Exemption file number 82-35022

Enclosed are documents and a related schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-35022, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

As explained in our letter to you dated 10 July 2007, we are not including in this submission those documents which are available on our website, www.experiangroup.com.

Yours faithfully

Ronan Hanna
Deputy Company Secretary

Enc.

Experian Group Limited
Registered in Jersey no. 93905
Registered Office:
22 Grenville Street, St. Helier, Jersey, JE4 8PX
Branch registered in Ireland no. 905565
Branch Registered Office:
Newenham House, Northern Cross,
Malahide Road, Dublin 17

ECL001/0

EXPERIAN GROUP LIMITED

SCHEDULE OF 'PAPER COPY' DOCUMENTS ISSUED IN THE PERIOD FROM 15 JUNE 2007 TO 14 JULY 2007

Exemption file number 82-35022

DOCUMENTATION ISSUED TO SHAREHOLDERS		
18/06/2007		Notice of Annual General Meeting 2007, including a letter from the Chairman
18/06/2007		Proxy Form in respect of the Annual General Meeting 2007
18/06/2007		Annual General Meeting 2007 Attendance Card
18/06/2007		Annual General Meeting 2007 Shareholder Questions
18/06/2007		Shareholder Communications Election Form

Experian Group Limited
Annual General Meeting 2007

experian®

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, you are recommended to obtain your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under Part VI of the UK Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all your Experian Group Limited ordinary shares, please send this document together with the accompanying documents as soon as possible to the relevant purchaser or transferee or to the stockbroker, bank or other person through whom the sale or transfer was effected, for transmission to the relevant purchaser or transferee.

Experian Group Limited

(incorporated and registered in Jersey No. 93905)

experian

Corporate Headquarters:
Newenham House
Northern Cross
Malahide Road
Dublin 17

Registered Office:
22 Grenville Street
St. Helier
Jersey JE4 8PX

18 June 2007

To holders of ordinary shares

Dear Shareholder

Annual General Meeting: 18 July 2007

I am writing to you with details of our Annual General Meeting ("AGM") to be held on Wednesday 18 July 2007 at 9.30 am at the Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland.

Shareholders who are unable to attend in person may watch a web broadcast of the event at www.experiangroup.com and may submit questions beforehand via email to agmquestions@experiangroup.com or in the space provided on the reply paid card attached to the proxy form. All questions will be considered, and if appropriate, addressed at the AGM, via the website, or on an individual basis, according to the nature of the question.

The notice of meeting and the resolutions to be proposed at that meeting are set out on pages 5 and 6 of this document. If you cannot attend the AGM and would like to vote on the resolutions to be proposed at the meeting, you may appoint a proxy in one of the following ways:

- online via our registrars' website, www.sharevote.co.uk, or, if you have registered for the Shareview service, at www.experianshareview.com;
- via the CREST electronic proxy appointment service (for CREST members); or
- by completing the enclosed proxy form.

Save for any procedural resolution which may be taken on a show of a hands, voting at the AGM will be taken by poll rather than on a show of hands. The results will be published on our website, www.experiangroup.com, and released via a regulatory information service.

For those shareholders attending in person, registration will commence at 9.00 am on Wednesday 18 July 2007 and tea, coffee and biscuits will be available prior to the meeting.

Resolutions

Resolutions 1 to 15 will each be proposed as ordinary resolutions that will be passed if more than 50 per cent of the votes cast are in favour of the resolution. Resolutions 16 to 19 will each be proposed as special resolutions that will be passed if not less than two-thirds of the votes cast are in favour of the resolution. The results of voting will be announced and details of the votes will be published on our website, www.experiangroup.com, as soon as possible after the meeting.

Resolutions 1 to 14 inclusive deal with the receipt of the Report of the Directors and the financial statements of the Company for the year ended 31 March 2007, together with the Report of the Auditors, the approval of the Report on Directors' Remuneration (this vote is advisory), the election of Directors, the re-appointment of PricewaterhouseCoopers LLP as auditors and the authorisation of the Directors to determine the remuneration of the auditors.

The Directors have announced a second interim dividend of 11.5 US cents per ordinary share to be paid on 27 July 2007 to holders of ordinary shares in the Company on 29 June 2007. The Company has put in place income access share arrangements to ensure that certain UK shareholders have the same tax treatment of their dividend as if the Company was based in the UK. The mechanics of the income access share arrangements make it impractical to submit a proposed dividend for approval at the AGM, but the Board has no plans to announce any additional dividend in respect of the year ended 31 March 2007.

Directors

At this year's AGM, in accordance with the Company's Articles of Association, all the Directors retire and, being eligible, offer themselves for election. As explained in the Corporate Governance Statement in the accompanying Annual Report 2007, a formal evaluation of the performance of the Board and its committees is to be conducted in the year ending 31 March 2008. In the meantime the Board is satisfied that the performance, contribution and commitment of each of the Directors is such that they merit election. Accordingly, the Board recommends each Director's election.

Biographical details of each of the Directors seeking election are set out on pages 38 and 39 of the Annual Report 2007.

Powers to allot shares and disapply pre-emption rights

The purpose of Resolution 15, which will be proposed as an ordinary resolution, is to put in place a new authority of the Company to allot relevant securities (as defined in the Company's Articles of Association), this year up to an aggregate nominal amount of US$34,000,000, being approximately one third of the Company's issued ordinary share capital as at 18 May 2007.

The Company does not hold any treasury shares as currently this is not permitted under Jersey law.

The purpose of Resolution 16, which will be proposed as a special resolution, is to put in place a new authority for the Directors to allot equity securities (as defined in the Company's Articles of Association) for cash without offering those equity securities pro rata to existing shareholders up to an aggregate nominal amount of US$5,100,000 representing approximately 5 per cent of the Company's issued ordinary share capital as at 18 May 2007.

The Board considers that it is in the best interests of the Company and its shareholders generally that the Company should have the flexibility conferred by the above authorities to make small issues of shares for cash as suitable opportunities arise, although the Board has no present intention of exercising either of these authorities other than for the allotment of shares under share incentive schemes.

If granted, both of these authorities will expire on the earlier of 17 October 2008 and the conclusion of the Annual General Meeting to be held in 2008.

Purchase of own shares

The purpose of Resolution 17, which will be proposed as a special resolution, is to put in place a new authority to enable the Company to make market purchases of up to 102,000,000 ordinary shares, being approximately 10 per cent of the issued ordinary share capital as at 18 May 2007. The Company's exercise of this authority is subject to the stated upper and lower limits on the price payable which reflect the requirements of the UK Listing Rules and the provisions of Article 57 of the Companies (Jersey) Law 1991. The Company will only exercise the power of purchase after careful consideration and in circumstances where, in the light of market conditions prevailing at the time, it is satisfied that it is in the best interests of the Company and of its shareholders generally to do so and where there would be a resulting increase in earnings per share. The Directors intend to keep under review the potential to purchase ordinary shares.

Under the Companies (Jersey) Law 1991, a Jersey company currently may not hold treasury shares and so any ordinary shares purchased by the Company will immediately be cancelled.

As at 18 May 2007, there were options outstanding over 34,330,369 ordinary shares representing 3.36 per cent of the issued ordinary share capital of the Company at that date. If the full authority being sought was utilised, so reducing the issued ordinary share capital by an equivalent amount, the figure of 34,330,369 would represent approximately 3.73 per cent of the issued ordinary share capital at that date.

If granted, this authority will expire on the earlier of 17 October 2008 and the conclusion of the Annual General Meeting to be held in 2008.

Electronic Communications and amendments to the Articles of Association

Changes to UK company law now allow UK companies to make increased use of electronic communications with shareholders (including publication of documents on websites). This legislation goes beyond what is currently permitted by the Company's Articles of Association but does not apply to the Company because it is a Jersey company.

In order to enable the Company to communicate with its shareholders in the same way as if it were a UK company (to the extent permitted by Jersey law), the Company is proposing certain changes to its Articles of Association. These changes will allow the Company:

- to provide all company notices, documents and other information ("shareholder information") to shareholders electronically, provided that they agree to this and provide an appropriate (e.g. email) address; and
- to send or supply shareholder information by means of a website to shareholders who agree (or, except as noted below, are deemed to agree) to this form of communication.

Where shareholders agree (or are deemed to agree) to communication of shareholder information by means of a website, shareholders must be notified of the availability of the relevant document or information on the website, the address of the website, the place on the website where it may be accessed and how to access the document or information. This information will be provided to shareholders by post or email (if they have provided the Company with an email address for this purpose).

Shareholders will be deemed to have agreed to this form of communication if they fail to make a positive election to receive shareholder information in hard copy form, although in such circumstances they will continue to receive hard copies of notices of general meetings and proxy forms as currently required under Jersey law.

The purpose of Resolution 18, which is to be proposed as a special resolution, is to seek general authority from shareholders to send or supply documents or information to shareholders in electronic form (e.g. by email) or by means of a website and to approve related changes to the Company's Articles of Association.

These changes are outlined in further detail in Part A of the Appendix to this document.

The Company believes that these changes will enable it to benefit from significant savings in terms of administration, printing and posting costs. It will also speed up the communication of information to shareholders in a convenient form, whilst at the same time delivering significant environmental benefits through reduced use of paper and energy.

If you received this letter in hard copy form, you will find enclosed with this letter and accompanying documents a reply card allowing you to make an election (if you choose to do so) as to how you wish to receive future shareholder information. Action is required by you if you wish to continue to receive all shareholder information in hard copy form. If you do not return the enclosed reply card by 1 September 2007, you will be deemed to have agreed to the communication of shareholder information by means of a website (other than for notices of general meetings and proxy forms as currently required under Jersey law).

Shareholders should note that, as a result of recent changes to regulation governing the circulation of interim reports, they will no longer receive hard copy interim reports from the Company, irrespective of any election that they make under the electronic communications regime described above. Commencing with the interim report for the six months ending 30 September 2007, the Company will publicise its interim reports through a regulatory information service in the UK and will also make interim reports available on its website. Shareholders will not receive individual notification of the availability of interim reports.

Other amendments to the Articles of Association

It is also proposed that the Company's Articles of Association be changed:

- to conform the provisions in the Company's Articles of Association with the recent changes to the UK Listing Rules and Disclosure and Transparency Rules relating to shareholder notifications;
- to allow the Directors to request that information requested by the Company to investigate interests in shares be provided within a reasonable time specified in such request;
- to include a new shareholder right to call for an independent audit of poll results (to mirror the right granted to shareholders under the UK Companies Act 2006);
- to update certain cross-references to the UK Companies Act 1985 to the relevant provisions under the UK Companies Act 2006;
- to change where the Company is able to keep copies of Board and committee minutes; and
- to enable the Company to provide summary financial statements (if it decides to produce them) to shareholders who elect (or are deemed to elect) to receive them rather than the full annual report and accounts (reflecting the position under UK law).

Shareholders should note that if these changes are approved and they wish to receive a hard copy of the full accounts and reports or a hard copy of the summary financial statements each year action will be required. If you do not return the enclosed reply card by 1 September 2007, you will be deemed to have agreed to the communication of shareholder information by means of a website (other than for notices of general meetings and proxy forms as currently required under Jersey law) and, if documents are sent in hard copy, to receive summary financial statements (if the Company decides to produce them) instead of the full report and accounts.

The proposed changes to the Company's Articles of Association, other than those relating to electronic communications, are explained in more detail in Part B of the Appendix to this document.

The purpose of Resolution 19, which is to be proposed as a special resolution, is to seek approval for these proposed changes to the Company's Articles of Association.

Copies of the Company's Articles of Association in the form they will appear if altered by Resolutions 18 and 19 as described above will be available for inspection at the Company's registered office, 22 Grenville Street, St Helier, Jersey JE4 8PX, and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during normal business hours on weekdays (Saturdays and public holidays excluded) until the conclusion of the AGM.

Recommendations

Your Board considers that all the resolutions in the notice of meeting are in the best interests of shareholders as a whole and recommends that you vote in favour of each of them, as each of the Directors intends to do in respect of his or her own beneficial holdings.

Yours faithfully



John Peace
Chairman

Notice of Meeting

Notice is hereby given that the first Annual General Meeting of Experian Group Limited (the "Company") will be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland on Wednesday 18 July 2007 at 9.30 am. You will be asked to consider and, if thought fit, pass the following resolutions.

Ordinary resolutions

1. To receive the Report of the Directors and the financial statements of the Company for the year ended 31 March 2007, together with the Report of the Auditors.

2. To approve the Report on Directors' Remuneration contained in the financial statements and reports of the Company for the year ended 31 March 2007.

3. To elect Fabiola Arredondo as a Director of the Company.

4. To elect Paul Brooks as a Director of the Company.

5. To elect Laurence Danon as a Director of the Company.

6. To elect Roger Davis as a Director of the Company.

7. To elect Sean FitzPatrick as a Director of the Company.

8. To elect Alan Jebson as a Director of the Company.

9. To elect John Peace as a Director of the Company.

10. To elect Don Robert as a Director of the Company.

11. To elect Sir Alan Rudge as a Director of the Company.

12. To elect David Tyler as a Director of the Company.

13. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next general meeting at which financial statements and reports are laid.

14. To authorise the Directors to determine the remuneration of the auditors.

15. That the authority conferred on the Directors by Article 10.2 of the Company's Articles of Association shall be renewed and for this purpose the Authorised Allotment Amount shall be US$34,000,000 and the Allotment Period shall be the period commencing on 18 July 2007 and ending on the conclusion of the Annual General Meeting to be held in 2008 or, if earlier, 17 October 2008, unless previously renewed, varied or revoked by the Company in general meeting except that the Company may before such expiry make an offer or agreement which would or might require relevant securities (as defined in the Articles of Association) to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

Special resolutions

16. Subject to the passing of Resolution 15 above, that the authority conferred on the Directors by Article 10.3 of the Company's Articles of Association shall be renewed and for this purpose the Non-pre-emptive Amount shall be US$5,100,000 and the Allotment Period shall be the period commencing on 18 July 2007 and ending on the conclusion of the Annual General Meeting to be held in 2008 or, if earlier, 17 October 2008, except that the Company may before such expiry make an offer or agreement which would or might require equity securities (as defined in the Articles of Association) to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

17. To authorise the Directors, generally and unconditionally pursuant to Article 57 of the Companies (Jersey) Law 1991, to make market purchases of ordinary shares in the capital of the Company on the London Stock Exchange on behalf of the Company on such terms and in such manner as the Directors may from time to time determine, provided that:

(i) the maximum number of ordinary shares which may be purchased under this authority is 102,000,000 ordinary shares of US$0.10 each;

(ii) the minimum price (not including expenses) which may be paid for each ordinary share is US$0.10;

(iii) the maximum price (not including expenses) which may be paid for each ordinary share is an amount equal to the higher of: (a) 105 per cent of the average market value of the Company's ordinary shares as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and (b) the price stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC No. 2273/2003); and

(iv) the authority hereby conferred shall expire on the earlier of 17 October 2008 and the conclusion of the Annual General Meeting of the Company to be held in 2008 (except that the Company shall be entitled, at any time prior to the expiry of this authority, to make a contract of purchase which would or might be executed wholly or partly after such expiry and to purchase shares in accordance with such contract as if the authority conferred had not expired) unless such authority is reviewed prior to such time.

18. That:

(i) the Articles of Association of the Company be amended to update the provisions relating to shareholder communications in accordance with the document produced to the meeting and initialled by the Chairman for the purposes of identification; and

(ii) the Company be authorised, subject to and in accordance with the Articles of Association of the Company, to send, convey or supply all types of notices, documents or information to the members by means of electronic equipment for the processing (including digital compression), storage and transmission of data, employing wires, radio optical technologies, or any other electromagnetic means, including by making such notices, documents or information available on a website.

19. That the Articles of Association of the Company be amended to update the provisions relating to shareholder notifications, investigations of share interests, audits of poll results, minute books, certain cross-references to the UK Companies Act 1985 and summary financial statements in accordance with the document produced to the meeting and initialled by the Chairman for the purposes of identification.

By Order of the Board
Charles Brown
Company Secretary
18 June 2007

Corporate Headquarters:
Newenham House
Northern Cross
Malahide Road
Dublin 17

Registered Office:
22 Grenville Street
St Helier
Jersey JE4 8PX

Notes

1. The Company, pursuant to the Companies (Uncertificated Securities) (Jersey) Order 1999, specifies that only those persons entered on the register of members of the Company as at 6.00 pm on 16 July 2007 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 6.00 pm on 16 July 2007 shall be disregarded in determining the rights of any person to attend or vote at the meeting. If the meeting is adjourned to a time not more than 48 hours after the specified time applicable to the original meeting, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. If however, the meeting is adjourned for a longer period then, to be so entitled, members must be entered on the Company's register of members at the time which is 48 hours before the time fixed for the adjourned meeting, or, if the Company gives notice of the adjourned meeting, at the time specified in that notice.

2. The following documents will be available for inspection at the place of the AGM from 9.15 am of the day of the meeting until its conclusion:

   (i) copies of all the Directors' service contracts and letters of appointment; and

   (ii) the Memorandum and Articles of Association in the form they will appear if altered by Resolutions 18 and 19.

3. A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend and, on a poll, to vote in his/her place. A proxy need not be a member of the Company. The appointment of a proxy will not preclude members entitled to attend and vote at the meeting (or at any adjournment(s) of the meeting) from doing so in person if they so wish.

4. To be valid, an appointment of proxy must be returned using one of the following methods:

   (i) by sending the enclosed proxy form (together, if appropriate, with the power of attorney or other written authority under which it is signed or a certified copy of such power or authority) to the office of the Company's Registrars, Lloyds TSB (Jersey) Services Limited, c/o Lloyds TSB Registrars, The Causeway, Worthing BN99 6ZS; or

   (ii) by logging onto www.sharevote.co.uk, entering the Reference Number, Card ID and Account Number printed on the enclosed appointment of proxy (which, together, make up a unique 24-character reference number) and following the online instructions. If requested, the Company's Registrars will send an acknowledgement that the online proxy appointment has been lodged with them; or

   (iii) in the case of members who have registered for a Shareview portfolio with the registrars, by logging onto their portfolio at www.experianshareview.com, clicking on "Company Meetings" and following the online instructions. If requested, the Company's Registrars will send an acknowledgement that the online proxy appointment has been lodged with them; or

   (iv) in the case of CREST members, by utilising the CREST electronic proxy appointment service,

   and in each case the appointment of proxy (together with any relevant power/authority) must be received (or, in the case of the appointment of a proxy through CREST, retrieved by enquiry to CREST in the manner prescribed by CREST) by the Company's Registrars not later than 48 hours before the time appointed for holding the meeting.

5. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) of the meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in Note 4 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee by other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999.

Appendix

SUMMARY OF THE PRINCIPAL CHANGES TO THE COMPANY'S ARTICLES OF ASSOCIATION

Introduction

The proposed changes to the Company's Articles of Association deal with (i) e-communications and the use of websites to communicate with shareholders; (ii) recent changes to the UK Listing Rules and Disclosure and Transparency Rules relating to shareholder notifications; (iii) changes to the time in which shareholders can respond to Company investigations regarding interests in shares; (iv) shareholder rights to require an independent audit of the results of a poll; (v) certain minor changes to the provisions relating to where Board and committee minutes may be kept; (vi) updating references to the UK Companies Act 1985 with references to the UK Companies Act 2006, where appropriate; and (vii) the provision of summary financial statements to shareholders who elect to receive them rather than the full annual report and accounts.

Part A

Electronic Communications

Article 144 - Electronic Communication

Under the current Articles of Association of the Company, the Company is currently able to send or supply notices, documents and other information ("shareholder information") to shareholders by electronic means or by means of a website if they have provided an email address. The proposed changes to Article 144 will extend the ability of the Company to send shareholder information to shareholders by electronic means and/or by making them available on a website as follows:

For shareholders who have elected to receive shareholder information by electronic means, the Company will be able to send all shareholder information to them by email or notify them by email of shareholder information available on a website.

Shareholders who do not elect to receive shareholder information by electronic means will, unless they elect to receive shareholder information by hard copy, be deemed to have elected to receive communications by electronic means if they fail to make any election within 28 days (or such later time as is specified in the election form) of being asked to do so. Shareholders will be notified by hard copy that shareholder information is available on a website. This will not apply to notices of general meeting and proxy forms which will continue to be sent in hard copy unless a shareholder has elected to receive information by electronic means.

Shareholders who elect to receive shareholder information by hard copy will continue to do so.

To the extent permissible by Jersey law, these changes are consistent with the e-communications provisions contained in the UK Companies Act 2006.

Article 74 - Deposit of form of proxy

Article 138 - Service of notices

Article 139 - Joint holders

Article 140 - Deceased and bankrupt members

Article 141 - Overseas members

Article 142 - Suspension of postal services

The proposed changes to these Articles of Association are to reflect the proposed changes to Article 144 described above. They broadly seek to maintain the effect of the existing Articles of Association to the extent consistent with market practice being adopted in the UK in light of the e-communications provisions contained in the UK Companies Act 2006.

Article 73 - Form of proxy

Article 90 - Nomination of Director for election

Article 130 - Waiver of dividend

Article 143 - Signature or authentication of documents sent by electronic means

The current Article 143 provides a mechanism for the Company to recognise authentication of documents sent to it by shareholders. The proposed changes to Article 143 give the Company greater flexibility in how it decides to recognise authentication of documents sent to the Company by shareholders and the proposed changes to Articles 73, 90 and 130 are consequential to this change.

Part B

Other changes to the Articles of Association

Article 14 – Trust etc. interests not recognised

Article 16 – Notification of interests in shares

Article 16 currently sets out the circumstances in which a shareholder must give notice to the Company that it has acquired an interest in shares in the Company above certain thresholds and generally follows the provisions of the UK Companies Act 1985. The relevant provisions of the UK Companies Act 1985 have now been repealed and have been replaced with shareholder notification obligations contained in the Disclosure and Transparency Rules. The proposed changes to Articles 14 and 16 are to align shareholder notification obligations under the Company's Articles of Association with those contained in the Disclosure and Transparency Rules for UK issuers.

Article 17 – Power to investigate interests in shares

Article 17 currently provides that where the Company requests information concerning a persons' interest in any shares of the Company, a response to such request must be given within 14 days. The proposed changes provide greater flexibility as to the time period that can be required for such response.

Article 63.2 – Audits of poll results

The UK Companies Act 2006 adds a new right for the shareholders of a quoted company to require its directors to obtain an independent report on any poll taken at a shareholders' meeting. The changes proposed as a new Article 63.2 are to create a similar right for shareholders in the Company.

Article 2 – Interpretation

Article 15 – Provisions applicable to Article 17

Article 102 – Restrictions on voting

Article 103 – Directors' interests – general

The definition of a "connected person" for the purpose of the Articles of Association was previously linked to that in Part VI of the UK Companies Act 1985. Part VI of the UK Companies Act 1985, which contained the definition of "connected persons", was repealed on 20 January 2007 and replaced with a similar definition in Part 22 of the UK Companies Act 2006. The amendment to these articles reflect this change. In addition, it is proposed that the definition of "subsidiary undertaking" in Article 2 is updated to refer to the definition in the UK Companies Act 2006.

Article 115 – Minute Book

Article 115 currently provides that all minutes of meetings must be kept at the registered office of the Company in Jersey. The proposed changes allow greater flexibility as to where the minutes of meetings of the Board and its committees may be kept, reflecting that the Company may wish to maintain the minute books in respect of such meetings in the Republic of Ireland, where its Corporate Headquarters are located.

Article 134 – Copies of accounts for members – summary financial statements

Article 134 currently provides that all shareholders must be provided with a copy of every balance sheet and profit and loss account which is to be laid before a general meeting (including the full notes etc.).

It is proposed that Article 134 is amended to allow the Company to choose to produce and provide summary financial statements instead of a full copy of the annual report and accounts, where shareholders make an election (or are deemed to make an election) to receive such summary financial statements in the same way as is permitted under UK law.

experian®

Corporate headquarters

Experian Group Limited
Newenham House
Northern Cross
Malahide Road
Dublin 17
Ireland

T: +353 (0) 1 846 9100
F: +353 (0) 1 846 9150

Corporate office

Experian
Cardinal Place
80 Victoria Street
London
SW1E 5JL
United Kingdom

T: +44 (0) 20 304 24200
F: +44 (0) 20 304 24250

Operational headquarters

Experian
Talbot House
Talbot Street
Nottingham
NG80 1TH
United Kingdom

T: +44 (0) 115 941 0888
F: +44 (0) 115 934 4905

Experian
475 Anton Blvd.
Costa Mesa
CA 92626
United States

T: +1 714 830 7000
F: +1 714 830 2449

www.experiangroup.com

Annual General Meeting 2007
Proxy Form

\+ +

Reference Number — Card ID — Account Number

Please refer to the accompanying Notice of Meeting (which contains the full text of the resolutions) and explanatory notes before completing the Proxy Form.

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers. CREST members may lodge proxy appointments via CREST. Please refer to the Notice of Meeting for instructions.

If you use this form, please indicate your vote by marking the appropriate boxes in black ink like this: [X]. If you give no indication, the proxy will vote/abstain at his/her discretion.

Completion of the Proxy Form does not preclude you from attending and voting at the Meeting.

Please note that the 'Vote Witheld' option has no legal effect and will not be counted in the calculation of the proportion of votes 'For' and 'Against' a particular resolution.

I/we, the undersigned, being (a) member(s) of Experian Group Limited hereby appoint the Chairman of the Meeting (see Note 1)

[ ] as my/our proxy to vote for me/us on my/our behalf on any matter which may properly come before the Annual General Meeting of the Company to be held on Wednesday 18 July 2007 and at any adjournment thereof.

Resolution	For	Against	Vote Withheld
1. Receipt of the Report and Accounts			
2. Approval of the Report on Directors' Remuneration			
To elect as a Director:			
3. Fabiola Arredondo			
4. Paul Brooks			
5. Laurence Danon			
6. Roger Davis			
7. Sean FitzPatrick			
8. Alan Jebson			
9. John Peace			
10. Don Robert			
11. Sir Alan Rudge			
12. David Tyler			

Resolution	For	Against	Vote Withheld
13. Re-appointment of Auditors			
14. Directors' authority to determine the Auditors' remuneration			
15. Directors' authority to allot relevant securities			
Special Resolutions:			
16. Directors' authority to disapply pre-emption rights			
17. Directors' authority to purchase the Company's own shares			
18. Amendment of the Articles of Association relating to electronic communications			
19. Amendment of the Articles of Association as specified in the Notice of Meeting			

+ +

Signature: [ ] Date: [ ]

8050-002-7

Notes

1. You may, if you wish, delete the words 'Chairman of the Meeting' and PRINT the name(s) of a proxy of your choice, who need not be a member. Please initial that alteration.
2. Any alterations to the Proxy Form must be initialled.
3. The Proxy Form and, if appropriate, the power of attorney under which it is signed must arrive at the address overleaf NOT LATER THAN 9.30 am on MONDAY 16 JULY 2007. If the form is posted outside the UK, you should return it in an envelope to the address overleaf and you will need to pay postage. If the form is posted in the UK, there is no postage to pay and no envelope is necessary. If you prefer, you may place the Proxy Form in an envelope and address it to Lloyds TSB (Jersey) Services Ltd, c/o Lloyds TSB Registrars, FREEPOST SEA 10851, The Causeway, Worthing, BN99 6ZS.
4. In the case of a corporation, the Proxy Form must be either under seal or signed by a duly authorised officer or attorney.
5. In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the joint holders. Seniority is determined by the order in which the names stand in the register of members.

Annual General Meeting 2007 Attendance Card

The Annual General Meeting will be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland on Wednesday 18 July 2007 at 9.30 am.

If you wish to attend the Meeting please bring this card with you and present it at the registration desk.

If you do not wish to attend the Meeting please complete, detach and return the Proxy Form opposite. If you have any questions regarding the completion of the Proxy Form, please contact the Registrar, Lloyds TSB (Jersey) Services Limited on + 44 (0) 121 415 7586 or 0845 6010810 for calls within the UK.

Annual General Meeting 2007 Shareholder Questions

experian

If you cannot attend the Meeting, but would like to raise a question relating to the business of the Meeting, please provide brief details below:

____

____

____

Questions may also be sent via email to: agmquestions@experiangroup.com

Shareholder Reference: ☐

Shareholder Communications Election Form

experian

Please refer to the accompanying Notice of Meeting. Subject to shareholder approval of the amendment to the Company's Articles of Association, your choices are as follows:

Option 1: Email notification: to receive an email advising you that relevant shareholder documents, such as the Annual Report and notices of shareholder meetings are available on our website, please register at www.experianshareview.com. Alternatively, you may tick this box ☐, fill in your email address below and return this form. Please note that by ticking this box and providing your email address, you will join the Shareview Service and accept its terms and conditions which are at www.experianshareviewterms.com.

Email address: ☐

Option 2: Hard copy notification: to receive a paper notification advising you that relevant shareholder documents are available on our website, you do not need to take any further action. If this option applies, you will receive hard copies of notices of shareholder meetings and proxy forms.

Option 3: Paper documents: to receive hard copies of all relevant shareholder documents, please tick this box ☐ and return this form to the address overleaf by 1 September 2007

If you have chosen Option 3 and wish to receive the full Annual Report instead of Summary Financial Statements (if the Company chooses to produce them), please tick this box ☐

Please note that if you do not return this form, or, if you are electing Option 1 and you do not register online by 1 September 2007, you will be deemed to have selected Option 2 above.

Shareholder Reference: ☐

8050-003-4

You may change your instructions at any time via www.experianshareview.com or by writing to Lloyds TSB (Jersey) Services Ltd, PO Box 63, 11-12 Esplanade, St Helier, Jersey, JE4 8PH.